Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232425

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 4 DATED MARCH 27, 2020
TO THE PROSPECTUS DATED JANUARY 8, 2020
This document supplements, and should be read in conjunction with, our prospectus dated January 8, 2020, as supplemented by Supplement No. 1 dated dated February 3, 2020, Supplement No. 2 dated March 3, 2020 and Supplement No. 3 dated March 12, 2020. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose our entry into a letter agreement with our advisor and our operating partnership and updates to our risk factors.

Agreement Regarding Certain Expense Reimbursements

The following information should be read in conjunction with, and updates and supplements as appropriate, the disclosures contained in our prospectus.
On March 24, 2020, we entered into a letter agreement with our operating partnership and our advisor, which we refer to as the ESA letter agreement, regarding our obligations to make certain expense reimbursements payable pursuant to our advisory agreement and our expense support agreement. The ESA letter agreement supersedes in its entirety that certain side letter dated April 20, 2016 entered into by and among us, our operating partnership and our advisor, and as a result such certain side letter is terminated and of no force or effect. The ESA letter agreement provides, in part, that our obligations to reimburse expenses under our expense support agreement are suspended until the first calendar month following the month in which we reach $500 million in offering proceeds from our ongoing public and private offerings, which we refer to as the ESA commencement date. In addition, in the ESA letter agreement, our advisor agreed to permanently waive the reimbursement of $3,567,214 in organization and offering expenses that were previously included in the expense payments under the expense support agreement. We currently owe $5,382,786 to our advisor under our expense support agreement. Following the ESA commencement date, we will begin to make monthly reimbursement payments to our advisor in the amounts of $250,595 for the first 12 months and $197,970 for the second 12 months. In addition, pursuant to the ESA letter agreement, if our advisor is serving as our advisor at the time that we or our operating partnership undertake a liquidation, our remaining obligations to reimburse our advisor for certain unpaid monthly reimbursements under our expense support agreement shall be waived.
Update to our Risk Factors
The following risk factors are added to the “Risk Factors - Risks Related to an Investment in Our Shares” section of our prospectus:

The continuing spread of a new strain of coronavirus, which causes the viral disease known as COVID-19, may adversely affect our investments and operations.

Since its discovery in December 2019, a new strain of coronavirus, which causes the viral disease known as COVID-19, has spread from China to many other countries, including the United States. The World Health Organization has declared the outbreak a pandemic, the Health and Human Services Secretary has declared a public health emergency in the United States in response to the outbreak and the President of the United States has declared the coronavirus outbreak a national emergency. Considerable uncertainty still surrounds the coronavirus and its potential effects, and the extent of and effectiveness of any responses taken on a national and local level. The impact of the coronavirus on the U.S. and world economies is uncertain and is expected to result in a world-wide economic downturn that will lead to corporate bankruptcies in the most affected industries and has already led to a substantial increase in unemployment.

As a result of our property investments being located in the United States, the coronavirus will impact our properties and operating results to the extent that its continued spread within the United States reduces occupancy, increases the cost of operation, results in limited hours or necessitates the closure of such properties. In addition, quarantines, states of emergencies and other measures taken to curb the spread of the coronavirus may negatively impact the ability of such properties to continue to obtain necessary goods and services or provide adequate staffing, which may also adversely affect our properties and operating results. With respect to our retail properties, individual stores and shopping plazas have been, and may continue to be, closed for an extended period of time or only open certain hours of the day. Our office and industrial properties may be negatively impacted by tenant bankruptcies and defaults. Our multifamily property may be impacted by colleges suspending in-person classroom education or declining household incomes and wealth, resulting delinquencies or vacancies.

The economic downturn resulting from the coronavirus could negatively impact our investments and operations, as well as our ability to make distributions to stockholders. The extent to which the coronavirus impacts our investments and operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that may emerge concerning the severity of the coronavirus and the actions taken to contain the coronavirus or treat its impact, among others.

Our NAV and the price paid by new investors for shares of our common stock in this offering may not reflect the adverse impact on the value of our properties resulting from the coronavirus pandemic.

The recent coronavirus pandemic is expected to continue to have a significant impact on local, national and global economies and has resulted in a world-wide economic slowdown. The fallout from the ongoing pandemic on our investments is uncertain; however it is expected to have a negative impact on the overall real estate market. The NAV per share of each class of our common stock as published on any given day may not reflect the changes in values of our properties resulting from the coronavirus pandemic, as this impact is occurring rapidly and is not immediately quantifiable. As a result, the property appraisals we use in our NAV calculation may not take into account changes to the value of our properties resulting from the effects of the coronavirus and as such the price per share paid by new investors may be higher than the actual value of our shares of common stock.